Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	March 31,	December 31,
	2025	2024

ASSETS
Current Assets
Cash and cash equivalents	$2,053	$3,301
Short-term interest-bearing deposits	18,498	20,195
Prepaid expenses and other receivables	2,090	2,299
Assets classified as held for sale	6	198
Total Current Assets	22,647	25,993

Non-Current Assets
Property and equipment, net	568	625
Other assets	820	1,069
Total Non-Current Assets	1,388	1,694
TOTAL ASSETS	$24,035	$27,687

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$533	$811
Accrued expenses and other liabilities	2,611	2,846
Liability classified as held for sale	-	142
Total Current Liabilities	3,144	3,799

Non-Current Liabilities
Other long-term liabilities	264	299
Total Non-Current Liabilities	264	299

Commitments and Contingent Liabilities

TOTAL LIABILITIES	3,408	4,098

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.40 par value:
Authorized: 45,000,000 shares as of March 31, 2025 and December 31, 2024; Issued and outstanding: 23,849,935 and 23,650,989 as of March 31, 2025 and December 31, 2024, respectively;	2,707	2,685
Additional paid in capital	147,378	146,910
Foreign currency translation adjustments	1,101	1,101
Accumulated deficit	(130,559)	(127,107)
TOTAL SHAREHOLDERS’ EQUITY	20,627	23,589
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,035	$27,687

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	For the three months ended
	March 31,
	2025	2024

Revenues	$-	$-

Operating expenses:
Research and development expenses	2,550	2,857
General and administrative expenses	954	1,093
Loss on disposal group of assets held for sale	29	201
	3,533	4,151

Operating loss	(3,533)	(4,151)

Finance income, net	81	11

Net loss	(3,452)	(4,140)

Total comprehensive loss	$(3,452)	$(4,140)

Basic & diluted loss per share	$(0.15)	$(0.22)
Weighted average number of shares outstanding	23,758,755	18,727,037

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional	Accumulated other
	Shares	Amount	paid in capital	comprehensive income	Accumulated deficit	Total

Balance as of December 31, 2024	23,650,989	$2,685	$146,910	$1,101	$(127,107)	$23,589
Changes during the three months period ended March 31, 2025:
Restricted stock units vested	34,290	4	(4)	-	-	-
Issuance of shares for cash consideration of $203 net of $6 issuance costs	164,656	18	179	-	-	197
Share based compensation	-	-	293	-	-	293
Net loss	-	-	-	-	(3,452)	(3,452)
Balance as of March 31, 2025	23,849,935	$2,707	$147,378	$1,101	$(130,559)	$20,627

Balance as of December 31, 2023	18,598,555	$2,137	$138,939	$1,101	$(112,093)	$30,084
Changes during the three months period ended March 31, 2024:
Restricted stock units vested	34,295	3	(3)	-	-	-
Issuance of shares for cash consideration of $540 net of $16 issuance costs	178,931	20	504	-	-	524
Share based compensation	-	-	383	-	-	383
Net loss	-	-	-	-	(4,140)	(4,140)
Balance as of March 31, 2024	18,811,781	$2,160	$139,823	$1,101	$(116,233)	$26,851

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the three months ended March 31,
	2025	2024
Cash flows from operating activities
Net loss	$(3,452)	$(4,140)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	90	188
Capital loss (gain) on sale of property and equipment	1	(76)
(Income) loss on short-term bank deposits	(1,174)	65
Loss (gain) on assets and liabilities classified as held for sale	22	(66)
Non-cash operating lease expenses	66	98
Share-based compensation	293	383
Changes in operating assets and liability items:
Decrease in prepaid expenses and other receivables	117	355
Decrease in accounts payable trade	(278)	(183)
Decrease in accrued expenses and other liabilities	(239)	(1,030)
Operating lease liabilities	(70)	(104)
Net cash used in operating activities	(4,624)	(4,510)

Cash flows from investing activities
Purchase of property and equipment	(32)	(43)
Proceeds from sale of property and equipment	1	171
Proceeds from sale of assets as held for sale	335	53
Investment in short-term interest-bearing bank deposits	(9,544)	(8,483)
Release of short-term interest-bearing bank deposits	12,413	13,400
Net cash provided by investing activities	3,173	5,098

Cash flows from financing activities
Proceeds from issuance of shares net	197	524
Net cash provided by financing activities	197	524

(Decrease) increase in cash and cash equivalents	(1,254)	1,112
Cash and cash equivalents - beginning of period	3,731	1,226
Cash and cash equivalents - end of period	$2,477	$2,338

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash received for interest	$366	$514

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025 (UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

Enlivex Therapeutics Ltd. (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) was originally incorporated on January 22, 2012 under the laws of the State of Israel.

The Company is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include osteoarthritis, sepsis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares, par value of NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and the Tel Aviv Stock Exchange.

b.	Financial Resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. Since its inception, the Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception and, as of March 31, 2025, had an accumulated deficit of $130,559 thousand.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates and may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months from the filing of these financial statements on Form 6-K. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025 (UNAUDITED)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2024 Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 30, 2025. The results of operations for the interim periods presented herein are not necessarily indicative of the operating results for any future period. The December 31, 2024 financial information has been derived from the Company’s audited financial statements.

Use of Estimates

The preparation of interim financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts in the consolidated balance sheets and statements of operations, it also requires that management exercise its judgment in applying the Company’s accounting policies. On an ongoing basis, management evaluates its estimates, including estimates related to its stock-based compensation expense and implicit interest rates on new lease liabilities. Significant estimates in these interim financial statements include estimates made for accrued research and development expenses and stock-based compensation expenses.

Functional Currency and Translation to The Reporting Currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate for the foreseeable future.

Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities assumed were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income were translated at the approximate exchange rate in effect at the time of the applicable transaction.

1 U.S. dollar = 3.718 NIS and 3.647 NIS as of March 31, 2025 and December 31, 2024, respectively. The U.S. dollar increased against the NIS 1.95% and 1.49% in the three months ended March 31, 2025 and 2024, respectively.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to provide enhancements to annual income tax disclosures. The standard will require more detailed information in the rate reconciliation table and for income taxes paid, among other enhancements. The standard is effective for years beginning after December 15, 2024, early adoption is permitted. The Company is currently evaluating the effect of adopting this guidance on its annual consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation (Topic 718) – Scope application of profit interest and similar awards, which clarifies how an entity determines whether a profits interest or similar award is within the scope of Topic 718 or if it is not a share-based payment arrangement and therefore within the scope of other guidance. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The adoption of this guidance did not have a significant impact on our financial statements, and the Company does not expect this guidance to have a material impact prospectively.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU No. 2024-03”), which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. For public business entities, it is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted.

The amendments in this ASU should be applied prospectively, however, public business entities are permitted to apply the amendments in the ASU retrospectively, The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025 (UNAUDITED)

Significant Accounting Policies

There have been no material changes to the significant accounting policies previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	March 31,	December 31,
(in thousands)	2025	2024

Cash held in banks	$1,294	$2,257
Bank deposits in EUR with original maturities of three months or less (average annual interest rates 3.16% and 3.16%)	759	1,044
Total cash and cash equivalents	2,053	3,301
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	311	317
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$2,477	$3,731

NOTE 4 – SHORT TERM DEPOSITS

	March 31,	December 31,
(in thousands)	2025	2024

Bank deposits in U.S.$ (average annual interest rates 5.534% and 5.863%)	$9,262	$9,259
Bank deposits in NIS (average annual interest ratess 4.462% and 4.410%)	9,236	10,936
Total short-term deposits	$18,498	$20,195

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	March 31,	December 31,
(in thousands)	2025	2024

Prepaid expenses	$746	$884
Tax authorities	98	68
Receivables on account of assets sold	1,133	1,234
Others	113	113
	$2,090	$2,299

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025 (UNAUDITED)

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	March 31,	December 31,
(in thousands)	2025	2024

Cost:
Laboratory equipment	$2,077	$2,094
Computers	494	462
Office furniture & equipment	124	124
Leasehold improvements	947	947
Total cost	3,642	3,627
Accumulated depreciation:
Laboratory equipment	1,985	1,969
Computers	348	328
Office furniture & equipment	42	40
Leasehold improvements	699	665
Total accumulated depreciation	3,074	3,002
Depreciated cost	$568	$625

Depreciation expenses for the three months ended March 31, 2025 and 2024 were $90 and $188 thousand, respectively.

NOTE 7 – OTHER ASSETS

	March 31,	December 31,
(in thousands)	2025	2024

Restricted cash	$311	$317
Receivables on account of assets sold	-	206
Long Term Deposit	8	8
Long-term prepaid expenses	-	10
Right-of-Use assets, net	501	528
	$820	$1,069

NOTE 8 – ACCRUED EXPENSES AND OTHER LIABILITIES

	March 31,	December 31,
(in thousands)	2025	2024

Vacation, convalescence and bonus accruals	$1,410	$1,407
Employees and payroll related	282	279
Short term operating lease liabilities	239	235
Accrued expenses and other	680	925
	$2,611	$2,846

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025 (UNAUDITED)

NOTE 9 – LEASES

The Company is a party to operating leases for its corporate offices, laboratory space, plant space and vehicles.

	Three months ended March 31,
(in thousands)	2025	2024

The components of lease expense were as follows:
Operating leases expenses	$77	$112
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$81	$108
Non-cash activity:
Right of use assets obtained in exchange for new operating lease liabilities	$43	$-

	March 31,	December 31,
(in thousands)	2025	2024

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$1,216	$1,176
Accumulated amortization	715	648
Operating lease Right-of-Use assets, net	$501	$528
Lease liabilities – current - Accounts payable and accrued liabilities	$239	$235
Lease liabilities – noncurrent	264	299
Total operating lease liabilities	$503	$534
Weighted average remaining lease term in years	2.6	2.85
Weighted average annual discount rate	8.5%	8.5%

Maturities of operating lease liabilities as of March 31, 2025, were as follows:

2025 (after March 31)	208
2026	139
2027	133
2028	90
Total undiscounted lease liability	570
Less: Imputed interest	(67)
Present value of lease liabilities	$503

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is required to pay royalties to the State of Israel (represented by the Israeli Innovation Authority (the “IIA”)), computed on the basis of proceeds from the sale or license of products for which development was supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at a SOFR-based rate.

The gross amount of grants received by the Company from the IIA, including accrued interest, as of March 31, 2025 was approximately $9.86 million. As of March 31, 2025, the Company had not paid any royalties to the IIA.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025 (UNAUDITED)

NOTE 11 – EQUITY

a)	All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, permit the holders to receive a fixed number of Ordinary Shares upon exercise, require physical settlement and do not provide any guarantee of value or return.

	Number of Warrants	Weighted average exercise price
Outstanding January 1, 2025	7,645,109	$2.01
Forfeited and expired	(22,750)	$10.00
Outstanding and exercisable March 31, 2025	7,622,359	$1.98

Set forth below is data regarding the range of exercise prices and remaining contractual life (in years) for warrants outstanding at March 31, 2025:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date

160,727	$25.00	February 12, 2021	February 9, 2026
18,774	$25.00	February 17, 2021	February 9, 2026
3,571,429	$1.40	May 29, 2024	December 1, 2025(i)
3,571,429	$1.40	May 29, 2024	November 29, 2029 (ii)
125,000	$1.75	May 29, 2024	December 1, 2025(i)
125,000	$1.75	May 29, 2024	May 27, 2029 (iii)
25,000	$3.25	November 26, 2024	February 2, 2027
25,000	$4.25	November 26, 2024	February 2, 2027
7,622,359

(i)	The earlier of (a) December 1, 2025 and (b) the 60th day following the Company’s public announcement of positive topline trial results of AllocetraTM for the treatment of moderate-to-severe knee osteoarthritis.

(ii)	The earlier of (a) November 29, 2029 and (b) the 60th day following the Company’s public announcement of its filing with the U.S. Food and Drug Administration for approval for AllocetraTM’s osteoarthritis related indication (the “Series B Milestone Event”).

(iii)	The earlier of (a) May 27, 2029 and (b) 60 days following the Series B Milestone Event.

b)	During the three months ended March 31, 2025 and 2024 the Company issued 164,656 and 178,931 Ordinary Shares under its ATM agreement, dated December 30, 2022, with Cantor Fitzgerald & Co. and JMP Securities LLC (the “ATM Agreement”), for gross consideration of $203 and $540, net of $6 and $16 of issuance expenses, respectively.

NOTE 12 – SHARE-BASED COMPENSATION

a)	As of March 31, 2025, 6,900,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan, of which 2,164,206 shares were available for future grant.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025 (UNAUDITED)

b)	The following tables contains information concerning options granted under the existing equity incentive plans:

	Three months ended March 31,
	2025		2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,898,015	$5.37	2,842,496	$5.63
Granted	-	$-	250,000	$3.21
Forfeited and expired	(21,709)	$4.22	(84,872)	$5.76
Exercised	-	$-	-	$-
Outstanding at end of period	2,876,306	$5.38	3,007,624	$5.41
Exercisable at end of period	2,396,155	$5.56	2,235,323	$5.54

	Three months ended March 31,
	2025		2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Non-vested at beginning of period	582,967	$4.38	596,503	$5.53
Granted	-	$-	250,000	$3.21
Vested	(89,625)	$4.07	(63,639)	$6.75
Forfeited	(13,191)	$3.73	(10,563)	$6.69
Non-vested at the end of period	480,151	$4.45	772,301	$4.67

During the three months ended March 31, 2025 and 2024, the Company recognized $111 thousand and $223 thousand, respectively, of share-based compensation expenses related to stock options.

As of March 31, 2025, the total unrecognized estimated compensation cost related to outstanding non-vested stock options was $491 thousand, which is expected to be recognized over a weighted average period of 1.33 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding at March 31, 2025:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$1.42	15,000	9.25	$-	-
$2.69	90,304	1.93	-	90,304
$2.69	557,737	8.76	-	557,737
$3.21	214,000	8.88	-	53,500
$3.53	53,192	8.59	-	13,298
$3.66	250,000	5.09	-	250,000
$4.68	29,000	5.00	-	29,000
$5.34	147,250	7.00	-	111,125
$5.34	440,719	7.63	-	287,087
$5.97	150,000	7.63	-	75,000
$6.22	147,536	1.22	-	147,536
$6.22	331,627	8.76	-	331,627
$8.19	150,000	8.76	-	150,000
$9.02	40,500	5.62	-	40,500
$10.12	2,421	3.62	-	2,421
$10.12	6,050	8.76	-	6,050
$12.23	250,000	6.16	-	250,000
$21.40	970	8.76	-	970
	2,876,306		$-	2,396,155

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025 (UNAUDITED)

d)	The following table contains information concerning restricted stock units granted under the 2019 Equity Incentive Plan:

	Three months ended March 31,
	2025		2024
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	1,234,572	$1.77	621,135	$3.14
Forfeited	(20,991)	$1.98	(9,069)	$3.48
Granted	-	$-	-	$-
Vested	(39,231)	$9.70	(40,606)	$9.86
Nonvested at end of period	1,174,350	$1.50	571,460	$2.65

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price, if no sales were reported). For the three months ended March 31, 2025 and 2024, the Company recognized $182 thousand and $160 thousand, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of March 31, 2025 was $1,075 thousand, which is expected to be recognized over a weighted average period of 1.78 years.

e)	The following table summarizes share-based compensation expenses included in the statements of operations related to grants under the 2019 Equity Incentive Plan:

	Three months ended March 31,
(in thousands)	2025	2024

Research & development	$135	$124
General & administrative	158	259
Total	$293	$383

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2025 (UNAUDITED)

NOTE 13 – FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of March 31, 2024 and December 31, 2023:

	March 31, 2025
(in thousands)	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	$2,053	$2,053	$-	$-
Short term deposits	18,498	18,498	-	-
Restricted cash	424	424	-	-
Total financial assets	$20,975	$20,975	$-	$-

	December 31, 2024
(in thousands)	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	$3,301	$3,301	$-	$-
Short term deposits	20,195	20,195	-	-
Restricted cash	430	430	-	-
Total financial assets	$23,926	$23,926	$-	$-

NOTE 14 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these unaudited condensed consolidated financial statements were issued and determined that the following subsequent event necessitated disclosure:

On May 2, 2025, the Company filed a registration statement on Form F-3 (File No. 333-286956) in accordance with Rule 415(a)(6) under the U.S. Securities Act of 1933, as amended (the “Act”), to replace the Company’s previously effective Registration Statement on Form F-3 (File No. 333-264561), which expired on May 5, 2025 pursuant to Rule 415(a)(5) promulgated under such Act.